02024580

P.E 3-1-02

RECEIVED
MAR 2 1 2002
354

CONFORMED COPY

Total No. of Pages: 4

0-30924

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 1, 2002

Commission file number: **0-30924**

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Marconi plc

RESIGNATION OF DIRECTOR

London, March 1, 2002 - Marconi plc (London and Nasdaq: MONI) announces that Rob Meakin, Human Resources Director, has today resigned from the Board and will be leaving the Company on 31 March 2002.

Neil Sutcliffe, a member of the Company's executive committee who is currently responsible for the Capital division within Marconi, will now also assume responsibility for HR.

Mike Parton, Chief Executive of Marconi plc, announcing the change said:

"We are sorry to be losing Rob and we are grateful for his contribution in his time with Marconi. However we are going through a well documented cost reduction exercise which has to be undertaken at all levels within the organisation. We are fortunate to have in Neil an experienced and highly regarded executive ready to take up this senior role. Neil has been responsible for the sale of the businesses from within our Capital division over the last six months, a task he has performed exceptionally well."

"Rob has played a significant role in helping the new management team to restore stability to Marconi. I and the rest of the team wish him well in the future."

ENDS/...

About Marconi plc
Marconi plc has research and development facilities in 19 countries, manufacturing operations in 16 countries, and serves customers in over 100 countries. Marconi delivers innovative solutions that transform communications networks. Marconi plc is listed on the London Stock Exchange and Nasdaq under the symbol MONI.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

David Beck/Joe Kelly
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: March 1, 2002